 Exhibit 99.1

CIBC Code of Conduct

November 2026

CIBC Internal

Approved by CIBC’s Board of Directors effective November 2026

Table of Contents

A message from Harry Culham, President and CEO

Overview

Our purpose

Ensuring the effectiveness of our Code

Approval of our Code

Waivers

1.0 We make ethical decisions and raise concerns

1.1 Guiding decisions

1.2 Expectations of our people leaders

1.3 We raise concerns

1.4 We cooperate with investigations

1.5	We prohibit retaliation

2.0 We act with honesty, integrity and trust

2.1	We comply with the law and regulatory requirements
2.2	We adhere to CIBC policies
2.3	We act within our scope of authority
2.4	We compete fairly
2.5	We know our clients and provide appropriate advice
2.6	We deter, detect, and report financial crimes
2.7	We act responsibly in managing inside information

3.0 We manage conflicts of interest

3.1	We are careful about gifts, entertainment, or other advantages or benefits that we offer or accept
3.2	We do not invest, pool, borrow, lend, or receive personal funds
3.3	We evaluate and carefully select our suppliers
3.4	We are cautious about personal designations and appointments
3.5	We obtain appropriate approval(s) before engaging in outside activities and investments
3.6	We adhere to restrictions on processing personal transactions

4.0 We promote inclusion, respect, and safety

4.1 We prohibit discrimination, harassment, and violence

4.2	We support a healthy and safe work environment

5.0 We safeguard our information and assets

5.1	We protect the privacy of our clients and team members

5.2 We safeguard confidentiality and CIBC’s information security and property

5.3 We maintain complete and accurate records

5.4 We use Artificial Intelligence safely and responsibly

6.0	We uphold our brand and represent CIBC

6.1 We participate in community activities responsibly

6.2 We are diligent when communicating with government agencies, regulators, or officials

6.3 We use social media appropriately

6.4 We obtain approval(s) before public speaking, speaking with media, or writing engagements

6.5 We respect intellectual property

Conclusion

A message from Harry Culham, President and CEO

At CIBC, trust forms the backbone of all that we do.

Our Code of Conduct (Code) stands as a clear framework for ethical behaviour. It serves as the foundation for our decision-making and our interactions with all stakeholders, including our clients, fellow CIBC team members, communities, and those who invest in our bank. By adhering to these principles, we help ensure that CIBC remains a safe and respectful workplace for all.

Every member of our team has a responsibility to follow our Code and to uphold its principles every day. It is also important to speak up should we encounter any behaviour inconsistent with our Code, with confidence that every concern will be addressed appropriately.

Being part of CIBC means embracing a culture focused on delivering for our clients through collaboration across our bank, and furthering the trust our clients place in us every day.

Harry Culham

President and CEO

Overview

Our Code brings together key principles and policies1 into one integrated framework that applies to every single one of us at CIBC[2]. It reflects who we are as an organization and empowers every team member to uphold the highest standards of ethical and professional conduct. Each of us has a personal responsibility to read, understand, and abide by our Code.

The terms “we”, “our”, “us” and “team members” refer collectively to all CIBC employees, contingent workers and CIBC Board members, and are intended to indicate that adherence to our Code is both a personal and a shared responsibility of all CIBC employees, contingent workers and CIBC Board members in all regions.

“CIBC” or “bank” means Canadian Imperial Bank of Commerce and its wholly-owned subsidiaries.

“CIBC Board member” means the members of the boards of directors of Canadian Imperial Bank of Commerce and its wholly-owned subsidiaries.

Our purpose

CIBC’s purpose - to help make your ambitions a reality - guides every decision we make. In a fast changing environment, a purpose-driven, inclusive culture keeps us connected and focused on what matters most.

By setting clear standards for how we behave and treat others, our Code helps us:

•	Manage risks and make informed decisions after understanding potential risks and rewards
•	Escalate concerns before they become issues
•	Safeguard our bank by consistently doing the right thing for our clients and stakeholders

Following the letter and spirit of our Code helps maintain the integrity and security of our bank and strengthen the trust others place in us every day.

Ensuring the effectiveness of our Code

Each year, all employees and contingent workers must complete mandatory training and testing, and attest that they have read, understood, and continually abide by our Code. CIBC Board members are also required to certify to their compliance with our Code.

Did you know?

CIBC’s mandatory training program protects our bank from legal, reputational, and financial risks, and includes topics such as our Code, anti-money laundering and anti-terrorist financing, managing risk, preventing and detecting fraud, protecting information, maintaining a respectful and safe workplace, as well as other region and business-specific training.

We can access our mandatory training and testing - and other helpful training and resources - at any point in the year to refresh our learning.

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1 Frameworks, Policies, and other related supporting document types, including but not limited to guidelines, processes, procedures and standards, are referred to as policies throughout our Code.

2 The CIBC Code of Conduct is applicable to all team members of CIBC and its wholly-owned subsidiaries, except for team members in CIBC Cayman Bank Limited and CIBC Cayman Reinsurance Limited) which have their own codes of conduct to comply with local requirements.

Key contacts and resources - including global and regional policies - are referenced throughout our Code. If anything is unclear, or if we have any questions, we will contact our people leaders, another appropriate contact listed within our Code, or our Code of Conduct, Mailbox.

We also have mechanisms in place to detect and identify potential violations of our Code, including internal controls, robust monitoring processes, and comprehensive reporting. When potential violations of our Code are detected or identified, they are reviewed through the appropriate channels, in accordance with applicable laws and CIBC policies, to determine outcomes and consequences.

A contravention of our Code is a serious matter and may give rise to consequences.

An employee who contravenes any provision of our Code may be subject to disciplinary action up to and including termination of employment for cause without notice, or pay in lieu of notice, as well as possible civil, criminal, or regulatory action. Such conduct may also affect their individual performance assessments and compensation.

A contingent worker who contravenes any provision of our Code applicable to contingent workers may be subject to action by CIBC up to and including termination of their assignment without notice, as well as possible civil, criminal, or regulatory action.

We use insights and trends to improve our Code and ensure it remains clear and practical. As part of these monitoring and reporting processes, we regularly report to the Board of Directors on violations of our Code, as well as conduct and culture risk and key regulatory developments.

Approval of our Code

Our Code is approved by the Board of Directors each year.

Waivers

As our Code guides our decisions and sets expectations for how we act and behave, waivers are rare and only considered under exceptional circumstances. If we have any questions, we speak to our people leaders and contact our Code of Conduct, Mailbox.

CIBC’s Board of Directors must approve and publicly disclose waivers for CIBC Board members and certain executive officers.

1.0	We make ethical decisions and raise concerns

Acting ethically means we are honest, act with integrity, and make decisions guided by our commitment to do what is right. We must foster an environment where everyone is empowered to speak up, challenge the status quo, and drive positive outcomes for our clients, team members, and our bank.

1.1 Guiding decisions

Our Code sets the standards for how we conduct ourselves but cannot address every situation. When faced with unforeseen or complex circumstances, pause, think critically, and exercise judgment before acting.

1. Pause and reflect

•	Is this consistent with how we normally operate?
•	Are we safeguarding our bank and making informed decisions appropriately considering the potential risks and rewards?
•	Should we consult our Code or relevant CIBC policies?

2. Assess and verify

•	Consult policies - Review our Code and any relevant CIBC policies.
•	Remain objective - Be mindful of, and avoid, personal bias or external pressures that could cloud judgment
•	Seek clarity - Gather additional facts or context required to make an informed decision

3. Seek guidance and escalate when needed

If the risks are unclear, the potential outcomes could be harmful, we are unsure how to proceed, or the decision exceeds our authority, support is available.

•	Consult our people leaders for perspective and direction
•	Engage internal experts as outlined throughout our Code
•	Escalate concerns promptly to prevent adverse impacts on our clients, colleagues, or CIBC’s reputation

By following this approach, we help safeguard the integrity, security, and reputation of CIBC - and demonstrate our collective commitment to doing what’s right.

1.2 Expectations of our people leaders

People leaders play a critical role by upholding standards of respect and compliance and driving expected behaviour within their teams. They set the tone by consistently modelling the highest standards of ethical and professional conduct and never placing personal or business results above compliance with our Code, laws, regulations, and policies.

As the first point of contact for questions or concerns, people leaders must:

•	Ensure every team member understands and follows our Code and related policies so that business activities align with CIBC’s risk appetite
•	Remain objective and fair in all decisions, using their influence to reinforce expected behaviours
•	Listen actively, encourage constructive challenge, and cultivate an environment where everyone feels safe asking questions or raising concerns without fear of retaliation

If made aware of conduct that does not meet the standards set out in our Code, or our policies, people leaders must promptly respond and escalate concerns to appropriate stakeholders. Failure to do so may result in disciplinary action.

1.3	We raise concerns

CIBC is committed to fostering an environment in which we are empowered to raise concerns, and will review and address concerns raised by our team members in a timely and fair manner, and in accordance with applicable laws and CIBC policies.

If we have questions or feel something is wrong, we must act promptly and say something. In most cases, our people leaders are our first point of contact. This includes situations that may be inconsistent with our Code, could lead to adverse market practices or outcomes, or harm clients, CIBC, or our stakeholders. If the concern is about our people leader, or we are uncomfortable speaking to them, we can contact our people leader’s leader or other key contacts referenced throughout our Code.

CIBC’s confidential Whistleblower Program is also available online and by phone and allows us to anonymously raise concerns in accordance with our Whistleblower Policy.

If we disclose information to a regulator or enforcement agency under whistleblower legislation, we do not need approval or consent from any CIBC department to do so. Nothing in our Code, policies, or agreements in which we may enter with CIBC, prevents us from engaging in activities permitted by whistleblower legislation.

1.4 We cooperate with investigations

If asked to participate in an internal review, inquiry, or investigation, we have a duty to cooperate and provide honest, accurate, complete, and timely information. We will treat investigations confidentially; however, confidentiality cannot always be guaranteed depending on the matter.

When requests are made by an external party, such as a request for information from a regulator, we will notify our people leaders before taking any further action. People leaders have a responsibility to promptly address the request, including by escalating to appropriate stakeholders, as required.

1.5 We prohibit retaliation

There is no retaliation for raising a concern. No one may suspend, discharge, discriminate against, harass, threaten, or otherwise retaliate against a team member or other person in any way for:

•	reporting in good faith actual or possible misconduct
•	providing information for, or participating in an internal review, inquiry, or investigation

If we believe that we are being retaliated against for raising a concern, we must let CIBC know immediately by contacting our people leaders, HR Business Partner or Employee Relations Consultant for our line of business. Alternatively, CIBC’s confidential Whistleblower Program is available.

2.0	We act with honesty, integrity and trust

Engaging with honesty and the highest standards of ethical and professional conduct is how we demonstrate integrity and earn the trust of our team members, clients, shareholders, and communities.

2.1 We comply with the law and regulatory requirements

As a bank with a global presence, we are subject to the laws and regulations of the regions where we do business. We are committed to knowing, understanding and abiding by these laws and regulations, understanding that violations of legal and regulatory requirements may have serious consequences.

Team members registered or licensed by a regulatory or professional body must also abide by their registration or licensing requirements. If applicable requirements are more restrictive than our Code or policies, follow the more restrictive requirements.

Disclosure of criminal matters

If we are arrested or charged with a criminal offence, or become the subject of a criminal warrant, search warrant, or seizure related to alleged criminal activity, we must immediately inform our people leaders, even if a court ruling is pending or we are not guilty of the offence. We must also provide our people leaders with updates as legal proceedings progress.

As soon as people leaders are made aware of the matter, they must immediately inform Corporate Security (CS) by contacting the CorpSecurity, Mailbox, or the US CorpSecurity Intake, Mailbox (US Only). People leaders must update CS throughout the proceedings and at the outcome.

2.2 We adhere to CIBC policies

We are responsible for knowing and adhering to the policies that apply to our roles. Non-compliance can put CIBC and our clients at risk and may have serious repercussions.

We must also comply with instructions given by our people leaders, unless they are inconsistent with our Code, our policies, or the law or regulatory requirements. If we have any questions, or are unsure what action to take, we raise our concerns and seek the appropriate advice and guidance.

Did you know?

As set out in the Global Environmental and Social Framework, all team members are responsible for putting our Environmental, Social and Governance (ESG) commitments into action by following CIBC policies. This will ensure we identify, assess, and manage environmental and social risks and impacts in the provision of products and services as well as proactively seek opportunities for positive impact.

2.3 We act within our scope of authority

We are responsible for understanding the authority permitted by our role or professional qualifications and must always act within those limits. If a situation requires authority not permitted by our role or professional qualifications, we seek guidance from our people leaders to help support appropriate next steps.

We only provide advice to our clients that we are authorized and, where required, registered or licensed to provide in the course of our work. We do not give financial, trust, legal, tax, investment or other advice, process transactions, or enter into agreements for CIBC without proper authorization and documentation.

2.4 We compete fairly

We deal fairly, honestly, and legally with our competitors. We do not acquire, use, or share competitively sensitive information, trade secrets or proprietary information that we are not entitled to, and we avoid any conduct that could undermine or prevent competition.

Certain agreements and practices - such as fixing prices, allocating markets, or restricting competition - are prohibited by law. If we are ever unsure about interactions with competitors or proposed business arrangements, we must consult with the Legal Department.

2.5 We know our clients and provide appropriate advice

We are committed to building trusted relationships with our clients. We take the time to understand their financial situations, needs, investment objectives, and risk profiles. We complete appropriate due diligence, including maintaining “Know Your Client” information for all client relationships, and we comply with applicable reporting and record keeping requirements. We provide clear, accurate information to help clients make informed financial decisions aligned with their goals. This means we:

•	Communicate in a timely manner using plain language that is easy to understand
•	Perform appropriate due diligence to ensure the facts and information gathered from our clients is accurate and comprehensive
•	Assess the appropriateness and suitability of a product or service based on our clients needs and circumstances
•	Obtain express consent from our clients to purchase products or services
•	Clearly explain fees or associated costs with the sale and use of a product or service
•	Take ownership by providing a fair, speedy and transparent resolution whenever issues arise

When dealing with a client, we never engage in behaviours including but not limited to:

• Misrepresenting a client’s current, future, or past financial position

• Altering client documents or signed forms in any way, including dates, signatures, and initials even if the client consents or we are correcting a mistake

• Bypassing procedures in a manner that compromises the integrity of CIBC’s records and disclosures, such as creating our own forms or letters

2.6 We deter, detect, and report financial crimes

We conduct business in accordance with applicable laws, and CIBC policies, to deter, detect, and report financial crimes. This includes corruption and fraud (such as bribery, kiting, kickbacks, facilitation payments, forgery, theft, tax evasion, and other corrupt business practices) as well as money laundering, terrorist financing, foreign interference, or transactions subject to economic sanctions. We cooperate with internal investigations including those led by the Enterprise Anti-Money Laundering group.

Preventing Bribery and Other Corrupt Business Practices

•	We do not fabricate, alter, remove, or mask information to avoid legal requirements, or to perpetrate fraud - and we do not help others do so
•	We do not solicit, give, or accept a gift, entertainment, or other advantage or benefit if it could create an actual, potential or perceived obligation, expectation or conflict for CIBC
•	We follow client authentication procedures to protect CIBC and our clients from unauthorized access to accounts, information, and assets
•	We are alert to potential scams or fraud and raise our concerns when we know, suspect, or become aware of any bribery or other corrupt business practice has occurred or is about to occur, or if circumstances exist for bribery or other corrupt business practices

Preventing Money Laundering, Terrorist Financing and Sanctions Evasion or Violations

•	We do not transact with, or directly or indirectly provide financial services for, or for the benefit of states, entities or individuals targeted by applicable sanctions
•	We escalate any sanctions concerns, including attempts to evade sanctions to the Sanctions Team
•	We report unusual transactions to the Enterprise Anti-Money Laundering group based on what we know about our clients and normal banking activity
•	We raise our concerns when we think CIBC may be being used for criminal activity by contacting the Enterprise Anti-Money Laundering group

Did you know?

When we are contemplating submitting an Unusual Transaction/Activity Report (Canada / US) to our regional AML Group, or have submitted such a report, we must not discuss this fact with the client, or any other person associated with the account in question.

Reminder:

Claiming benefits or entitlements to which you are not eligible is a violation of our Code of Conduct. CIBC treats such behaviour with the utmost seriousness. If you are unsure about your eligibility for any benefit, you must seek clarification from CIBC’s benefits provider before making a claim.

Learn more:; CIBC Supplier Code of Conduct

2.7 We act responsibly in managing inside information

If we possess inside information about an entity (including CIBC), we must not trade any financial instruments of that entity, including, but not limited to, securities, options, futures, swaps (including binary options/event contracts), or proxies for that entity. We must not tip others or provide advice based on inside information; those actions are illegal. Inside information must not be disclosed other than to those with a ‘need to know’, and in the performance of our CIBC duties, or as required by law.

We must comply with internal information barrier policies established to control the dissemination of inside information and confidential information, as well as with applicable regulatory requirements, and CIBC policies related to personal trading, including the obligation to pre-clear trades in securities (including CIBC securities).

If we are uncertain of our obligations under this subsection, we will consult with Compliance.

Inside information means material non-public information about a public company (including CIBC) that, if disclosed, would likely affect the market price of the company’s securities or that a reasonable investor would likely consider important in making an investment decision to buy, hold or sell securities.

3.0 We manage conflicts of interest

A conflict of interest arises when personal interests - financial, relational, or otherwise - could influence, or appear to influence, our judgment at work. We aim to avoid these situations and must promptly identify and disclose all conflicts of interest, whether actual, potential, or perceived, and obtain required approvals before acting.

When dealing with clients, working with team members, or engaging with suppliers3 and other third parties, we must remain objective or remove ourselves where not possible. When in doubt, we must speak with our people leaders or contact the EWC, Mailbox (in the US, Ethics Compliance, Mailbox).

Close personal relationship: Involves a personal connection, past or present, which may be the result of an emotional bond or financial interaction. Common examples include but are not limited to: immediate family members, romantic partners, or those with whom we have a financial relationship.

Immediate family: Our spouse, common law or domestic partner, parents, siblings, children, grandparents, grandchildren, other immediate relatives by blood, marriage or common law, legal dependents, legal guardian, and any corporation or other legal entity that is controlled by us and/or members of our immediate family.

Did you know?

Examples of an actual, potential or perceived conflict of interest include, but are not limited to:

• Choosing a supplier or selecting contingent workers for assignments or engagements on the basis of a close personal relationship

• Being in a reporting relationship or working with someone with whom we share a close personal relationship where we have, or may be perceived to have, the ability to impact their compensation, work conditions or promotion prospects

• Referring team members or clients to a business that is owned or operated by ourselves or someone with whom we have a close personal relationship, unless permitted by CIBC policies.

• Co-owning, or our immediate family members co-owning, a business, real estate or rental property with our clients, or co-mingling financial resources with our clients

• Lending or co-minging financial resources with our clients (refer to s.3.2)

3.1 We are careful about gifts, entertainment, or other advantages or benefits that we offer or accept

We are familiar with the restrictions in CIBC policies on giving or accepting gifts, entertainment, other advantages or benefits. Accordingly, we do not give or accept any gift, entertainment, or other advantage or benefit that could create an actual, potential, or perceived obligation, expectation, or conflict with our work at CIBC, or that could reasonably be viewed as an attempt to influence decision-making.

When gifts, entertainment, other advantages or benefits are permitted, we adhere to all applicable limits and requirements, including the annual maximums in CIBC’s Gifts and Entertainment Policy and any related CIBC policies. We also follow CIBC policies governing Political Donations, such as the Political Activity Policy and US Political Activity Policy.

When we incur expenses, including when using an approved Corporate Card, or approve expenses on behalf of CIBC, we follow CIBC policies to ensure the expenses are reasonable, for a valid business purpose, within applicable limits and supported by receipts.

Did you know?

Different regions have different rules which apply to gifts and entertainment, including but not limited to travel, accommodation, and event tickets. We consider if any gift, entertainment, or other advantages or benefits that we offer or accept meet all the requirements in the Gifts and Entertainment Policy, if they are prohibited or require pre-approval through MyComplianceOffice.

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3 A Supplier is defined as an organization, including their representatives, employees, and subcontractors, who supply goods and services to CIBC, its subsidiaries, or affiliates.

3.2 We do not invest, pool, borrow, lend, or receive personal funds

We do not invest, pool, borrow, lend, or receive personal funds or other personal property (directly or indirectly) from team members, clients, or suppliers, including prospective ones, where there is an actual, potential or perceived conflict. This restriction does not apply to:

•	Transactions with immediate family members
•	Transactions with clients who are financial intermediaries (such as department stores or other financial institutions) if the transaction is conducted on market terms and conditions.

Fundraising and soliciting charitable donations, whether on behalf of CIBC or another organization, is voluntary. We will not put team members (particularly those who report to us, directly or indirectly), clients, or suppliers in a position where they may feel obligated to contribute - or fear being treated unfairly if they do not make a donation.

If we are involved in a game of chance, including a draw, charitable fundraising contest, or any consumer-facing contest at CIBC in any country, we must follow applicable requirements. Due to varying laws across jurisdictions for running contests; local legal counsel must always be engaged before proceeding.

For contests in Canada review the Guidelines for Running Contests at CIBC. For contests in the US, review the CIBC Bank USA Standard for Conducting Prize Drawings.

Did you know?

• 50/50 draws are considered lotteries or “games of chance” with no element of skill and a licence is required from the relevant government agency. Operating a lottery without a licence is a criminal offence.

• Pooling includes savings clubs. While pooling personal funds with team members may sound like a good way to encourage personal savings, this activity would result in a conflict of interest and is prohibited.

3.3 We evaluate and carefully select our suppliers

We do not select suppliers, or approve or execute agreements with suppliers, that would create a conflict of interest. We strive to select and work with suppliers that conduct themselves in accordance with our Supplier Code of Conduct. We procure goods and services in accordance with CIBC policies, as well as applicable laws and regulatory requirements to evaluate, negotiate, contract with, and govern our suppliers.

Learn more: CIBC on Human Rights: Modern Slavery and Human Trafficking Statement

3.4 We are cautious about personal designations and appointments

Client designations that give a team member control over, or a personal benefit from, a client’s affairs can create an actual, potential, or perceived conflict of interest and must be avoided or managed through disclosure and approval.

A conflict of interest may arise if a client grants us signing authority or power of attorney for their account, or if we learn we have been named a beneficiary, executor, or other personal representative (for example, guardian, trustee, committee or curator). CIBC discourages team members from accepting these roles. Depending on the circumstances, we may have to ask our client to revoke the designation or we may have to decline the appointment. If we wish to accept or continue in any of these capacities, we must obtain prior approval - or seek approval as soon as we become aware - from our people leader and Compliance. Where a personal designation or appointment involves an immediate family member, these restrictions do not apply and approval is not required. For more information regarding how to submit a declaration, we must review the appropriate outside activities guideline for our region.

Remember, CIBC has the right to require that we renounce any bequest or appointment, or to remove ourselves from dealing with a client’s estate where there is an actual, potential, or perceived conflict of interest.

3.5 We obtain appropriate approval(s) before engaging in outside activities and investments

CIBC supports our participation in our communities through taking roles in community organizations, clubs and associations. However, we are expected to devote our working hours to our CIBC work and must avoid positions, associations, investments, or other outside activities that may interfere, or be perceived to interfere, with our work at CIBC or our judgment about doing the right thing for our clients and team members.

Non-disclosure of outside activities, or engaging in outside activities without prior approval from your people leader and Compliance, is a contravention of the Code, and may be contrary to regulatory requirements. As such, all team members are required to complete an annual attestation confirming that they have accurately reported any outside activities.

Prior to engaging in any potential outside activity, all of us, including contingent workers, are required to discuss the outside activity with our people leaders to identify any actual, potential, or perceived conflicts of interest. If approval is required, the outside activity must be declared and approved by both the people leader and Compliance using the Outside Business Activities form in the MyComplianceOffice tool4. People leaders are responsible for performing due diligence before approving outside activities and forwarding to Compliance.

If we are unsure what constitutes an outside activity, when approval is required, as well as how to submit a declaration, we must review the appropriate outside activities guideline for our region.

Be mindful. There may still be a conflict or potential conflict of interest even if we haven’t yet received a benefit by participating in the outside activity. A benefit may include compensation, income or any other form of advantage.

Outside activities can include, but are not limited to:

• Additional employment or contract work outside of CIBC, including working for another financial institution or any institution offering financial services or products

• Acting as a real estate sales person or broker (except in very limited circumstances)

• Owning a rental property (as outlined in our Outside Activities Guidelines, the requirement to disclose a rental property depends on our region)

Did you know?

Generally, if we are an unpaid volunteer outside our normal hours of work for a not-for-profit organization - and are not serving as a director, officer, or committee member - approval is not required. For example, community and charity volunteering, such as coaching a sports team, being a guide leader or helping a food bank.

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4 CIBC Board members follow board policies to obtain approval for outside activities.

3.6 We adhere to restrictions on processing personal transactions

Processing transactions for ourselves using CIBC’s internal systems is prohibited. Transactions include, but are not limited to, inquiries such as accessing a file, profile or account, or performing administrative functions, such as opening a product.

Processing transactions for those close to us may create a conflict of interest. We avoid asking another team member who directly or indirectly reports to us to process a transaction for ourselves, or anyone with whom we share a close personal relationship, a financial interest or for whom we are a personal representative (for example, acting as trustee, executor, guardian, committee, curator, or under a power of attorney). These transactions must be completed using approved client platforms, such as telephone, online, and mobile banking, and if this is not possible we follow applicable CIBC policies to mitigate potential conflicts of interest, including seeking appropriate approvals, where required.

We must never use our position at CIBC to improperly influence the outcome of a transaction to benefit ourselves or those with whom we share a close personal relationship. Processing personal transactions that compromise our ability to remain objective and maintain the highest standards of ethical and professional conduct are prohibited.

Did you know?

CIBC Wood Gundy and CIBC Private Wealth Group have established policies for Investment Advisors and Relationship Managers to deal with members of their immediate family and household members. For more information, including what defines immediate family and household members, Investment Advisors can refer to the CIBC Wood Gundy Conduct Policy, and Relationship Managers can refer to the CIBC Private Wealth Group, LLC Code of Ethics (US).

4.0 We promote inclusion, respect, and safety

We are committed to respecting and protecting human rights throughout our business and supply chains and helping to provide an inclusive, healthy, and safe workplace. We follow applicable human rights, health and safety, and workplace violence laws along with relevant CIBC policies for our region.

4.1 We prohibit discrimination, harassment, and violence

We help identify, remove, and prevent barriers for our team members and our clients, and take feedback into account to ensure accessibility needs are addressed in a manner consistent with the principles of independence, integration, and access to opportunities.

We are professional, treat others with dignity and respect, and consider how our behaviour can impact our colleagues, clients, and the broader community. We do not engage in or tolerate discrimination, harassment, sexual harassment, or violence of any sort, or any behaviour that is disrespectful or inconsistent with our commitment to provide an inclusive, respectful, and safe workplace.

This behaviour - whether in-person or online, intentional or unintentional - is prohibited.

Discrimination means any intentional or unintentional act, conduct, decision, standard, policy, program, or practice which creates a distinction between certain individuals or groups based on a protected characteristic, such as:

• age

• colour

• ethnic or national origin

• family or marital status

• gender identification or expression

• physical or mental disability

• race

• religion

• sex

• sexual orientation

• any other protected characteristics set out in applicable laws

Did you know?

Examples of acceptable behaviours include occasional compliments of a socially acceptable nature, or behaviour generally considered as acceptable by a reasonable individual (unless we are advised it is not acceptable).

Acceptable behaviours also include reasonable direction, coaching, evaluation, appraisal, attendance management or discipline by our people leaders based on legitimate business objectives and in accordance with established policies.

Learn more: CIBC Accessibility Plan

4.2 We support a healthy and safe work environment

We all have a role to play to ensure our work environment is healthy and safe - this is a collaborative and shared duty. We understand our roles and responsibilities related to health and safety, as well as discrimination, harassment, and violence prevention.

We take reasonable and necessary precautions to protect ourselves and others in the workplace, for example, following premises access, and cash security processes and controls. We raise health and safety concerns as soon as possible so they can be investigated and corrective action can be taken.

Did you know?

When planning an event, we must ensure that required procedures and safeguards are in place and any executive approvals and licenses are obtained. Review the Safety when Planning or Participating in CIBC Events or Activities - Information Sheet to learn more.

Learn more: CIBC on Human Rights: Modern Slavery and Human Trafficking Statement; and CIBC’s Sustainability Report

5.0 We safeguard our information and assets

Safeguarding the information and assets entrusted to us is essential to our bank, our clients and team members.

5.1 We protect the privacy of our clients and team members

We take all reasonable steps to preserve and protect the privacy of CIBC client and team member personal information.

The Global Privacy Management Framework (Framework) sets out the overarching principles, key activities and accountabilities of CIBC's privacy program. In order to support and operationalize the Framework, the Global Privacy Policy, and other relevant employee and client privacy policies, establish the requirements for mitigating risk, including CIBC’s right to monitor, audit, and inspect our use of CIBC systems and technology.

In compliance with applicable laws, our access authority, and business procedures, we explain to individuals how we collect, handle, and retain their information. We will only collect, use, disclose, retain, and access clients’ or team members’ personal information, including CIBC business contact information, when we have a legitimate or valid business purpose, a regulatory or legal need to do so. We also seek to minimize our use of personal information to what is necessary for specific purposes, and we limit access to what is reasonable in the circumstances.

We follow procedures to escalate privacy concerns and incidents promptly to ensure potential or actual violations of privacy are investigated, contained, and resolved in a timely manner.

Remember:

Accessing team member or client information requires consent, where applicable, regardless of which CIBC system is used, including COINS, ECIF, CBFE, DigitalCore, and Horizon. However, consent alone is not sufficient.

Accessing team member or client information must serve a legitimate or valid business purpose. Viewing or processing transactions on the accounts of immediate family members or those with whom you have a close personal relationship does not qualify and is prohibited.

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Other ways to protect privacy include:

• Always being aware of our immediate surroundings when in a public place or working remotely

• Never discussing confidential or personal information about clients or employees with anyone who does not have a legitimate need to know, or in situations where it may be overheard by unauthorized persons.

• Minimizing the use of printed copies of CIBC, client or employee information for work

• Checking the recipient address before sending any email and selecting “Send Securely” within Outlook when emailing personal information

• Ensuring that all interactions with Artificial Intelligence (AI)/AI technologies are conducted in secure environments and minimize the use of personal information and CIBC information in accordance with CIBC policies.

5.2 We safeguard confidentiality and CIBC’s information security and property

CIBC’s information is confidential and one of our most important assets. We must safeguard CIBC facilities, information, data, technology systems, resources, software, and applications, even when using our own equipment, where permitted . CIBC records and monitors our activity on its technology systems, resources and facilities to detect and prevent unauthorized collection, use, sharing, or access.

When sending communications through CIBC’s networks, we must always maintain a professional tone and comply with our Code and policies. This applies whether using CIBC’s equipment or our own. When we conduct work for CIBC, we must only use CIBC approved technologies and methods of communication, including AI technologies. Using SMS text messaging, external AI technologies (such as ChatGPT) and unapproved social media platforms (for example, WhatsApp, WeChat, etc.) from personal devices for CIBC business purposes is prohibited.

Our personal use of CIBC systems must be reasonable and must not interfere with our job responsibilities and work-related needs. We must not use CIBC systems to view or communicate inappropriate material, access our own account information, or to do work on behalf of another business or organization.

To protect CIBC information, we:

• Must not share, post or email, to or from a non-CIBC personal email address directly or indirectly, information that is classified by CIBC as Internal, Confidential or Restricted

• Ensure our devices are protected from unauthorized access and do not share our passwords for CIBC systems

• Report suspicious emails using the Report a Phish button in Outlook

• Do not leave CIBC-issued computing devices or printed materials unattended

• Verify accuracy of all external email addresses including recipients, when using auto-populate features in Outlook

Remember: When accessing our own account information, we must only use approved client platforms, such as telephone, online, and mobile banking, and never use CIBC internal systems such as COINS, ECIF, CBFE, DigitalCore and Horizon.

Did you know?

We must only install authorized CIBC software and hardware on devices when using them for work, and must always follow approved processes for doing so (for example, use Get IT and approved apps from a corporate store).

We do not bypass controls in place that protect CIBC property. These controls include the use of safes, vaults and other security equipment; physical or logical access control5; and other security-related processes. CIBC requires that we return or destroy CIBC property upon request.

5.3 We maintain complete and accurate records

We are accountable, transparent, and responsive in how we collect, use, protect, and handle data. We use data ethically and only for the purposes for which it was collected. We follow privacy by design and the appropriate privacy policies, as well as the Data Lifecycle Management Policy which defines the principles, governance, and oversight to ensure that data and records are appropriate for the intended use and retained in accordance with CIBC’s retention and destruction requirements.

Incomplete or inaccurate records can compromise stakeholder and client trust, and jeopardize CIBC’s reputation. We ensure that records of team members, clients, suppliers or others adhere to CIBC’s policies.

5.4 We use Artificial Intelligence safely and responsibly

Guided by CIBC’s Trustworthy AI Principles, we are committed to the safe and responsible use of AI. Team members must adhere to applicable policies when developing, procuring, deploying and utilizing AI technologies. This commitment promotes innovation while maintaining client trust and protecting the integrity of our bank.

6.0 We uphold our brand and represent CIBC

Our brand brings to life our purpose and our commitment to helping our clients, communities, and team members succeed. In all our interactions, we represent our brand with the highest standards of ethical and professional conduct.

6.1 We participate in community activities responsibly

CIBC supports our involvement in community activities and respects our right to publicly express our personal views as individuals, not as CIBC representatives. As such, we will not carry on political activities or engage in religious-based advocacy when at work or while representing CIBC. This includes seeking contributions, campaigning, influencing, advocating, or promoting political causes. This does not limit our right to observe personal political or religious views in private. However we must not compromise CIBC’s image or reputation, whether during or outside work hours, and must follow regional policies and obtain approval from our regional Compliance department for any requests for outside political activities.

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5 Identity and access provisioning must be performed by the accountable teams and corresponding processes, in compliance with designated controls.

6.2 We are diligent when communicating with government agencies, regulators, or officials

We only communicate with government agencies, regulators or officials on behalf of CIBC if we have the necessary authority6, and must do so accurately and completely. In certain situations, team members who communicate with government officials on behalf of CIBC must comply with lobbying activity pre-approval, registration and reporting requirements set out in CIBC policies.

6.3 We use social media appropriately

Social media enables wide sharing of information, and protecting CIBC’s brand and reputation relies on our shared commitment. We understand expectations when using social media, including internal platforms, during and outside work hours. Our online behaviour must align with the standards set out in our Code, and we always conduct ourselves professionally, respectfully, and responsibly.

We protect personal and confidential information at all times. We do not share CIBC information classified as Internal, Confidential, or Restricted, and we do not disclose personal information about clients or team members. We also avoid discussing CIBC matters in any way that could compromise confidentiality, privacy, security, or our legal and regulatory obligations.

We are accountable for what we share, including content that references or reflects on CIBC. We use judgment, and consider the potential impact of our posts, to protect CIBC, our team members, and our clients. Before posting, we pause and think carefully. We recognize that anything shared online may become public, permanent, and attributable to us - and potentially to CIBC - regardless of privacy settings, pseudonyms, or deletion.

Did you know?

Social media includes websites, platforms and apps that enable people to create, share or interact with content and communities online. Examples include social networks, blogs, and discussion forums such as LinkedIn, Weixin (WeChat), and Meta platforms.

Viva Engage is also a social media platform for internal use only, and the same expectations for appropriate use and online behaviour apply. For questions and guidance about social media at CIBC, including what we can access and what the policy allows, refer to the Social Media Answers community or speak with your people leader.

6.4 We obtain approval(s) before public speaking, speaking with media, or writing engagements

If we plan to speak or write publicly as a CIBC representative, are contacted by a reporter, or may be perceived as a CIBC representative (for example, speaking to the media, presenting a lecture, publishing an article, or submitting a white paper or external report for an industry conference), we obtain prior approval from our people leaders and an appropriate contact from CIBC’s Communications and Public Affairs Teams. Depending on the circumstances, an Outside Activities Approval Declaration may also be required.

If we will be speaking or writing through our personal capacity in a public forum on a topic unrelated to the financial services sector, and not as a representative of CIBC, we are required to inform our audience that we are not speaking on behalf of CIBC and that opinions expressed are our own. We should keep in mind, however, that others may still see us as representing CIBC.

6.5 We respect intellectual property

We respect and protect CIBC’s intellectual property, including ideas, materials, and innovations created while working for CIBC. CIBC’s intellectual property remains the property of the bank, even after we leave, and is protected by law. We may only use CIBC’s brand name and trademarks outside CIBC as part of our regular job duties or at an external function where CIBC’s participation has been previously approved.
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6 Unless disclosing information under whistleblower legislation.

We also respect the intellectual property rights of others and only use third-party materials - even if publicly accessible - when we have the proper rights or permissions. If we are unsure whether we can use certain intellectual property, particularly with new technologies, we must seek guidance before proceeding.

Conclusion

We all have a role to play in protecting the integrity and security of our bank and managing risk. By understanding and consistently applying and abiding by the principles of our Code every day, we protect our clients, uphold our reputation, and advance our shared purpose. If we are ever unsure about what choice to make or how to act with the highest standards of ethical and profession